ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

October 30, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norcraft Companies, Inc.

Amendment No. 4 to Registration Statement on Form S-1

CIK No. 0001582616

SEC Comment Letter dated October 28, 2013

Attn:	Kamyar Daneshvar/Craig Slivka – Legal
Mindy Hooker/Anne McConnell – Accounting

Ladies and Gentlemen:

On behalf of Norcraft Companies, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), we submit in electronic form for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 5 (“Amendment No. 5”) of the Registration Statement on Form S-1 of the Company, together with Exhibits, marked to indicate changes to Amendment No. 4 of the Registration Statement submitted to the Commission on October 28, 2013 (the “Registration Statement”).

Amendment No. 5 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated October 28, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 5 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 5 and to the prospectus included therein.

Division of Corporation Finance

Securities and Exchange Commission

October 30, 2013

The Company has asked us to convey the following as its responses to the Staff:

Summary Consolidated Financial and Other Data, page 15

1.	It appears to us that the pro forma net income (loss) per share disclosures currently presented under the column for the nine months ended September 30, 2012 actually relate to the year ended December 31, 2012 and should be presented under the appropriate period. It also appears to us that the pro forma disclosures should be cross-referenced to the pro forma financial statements.

Response to Comment 1:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 16 of Amendment No. 5 revises the Registration Statement to move the pro forma net income (loss) per share disclosures previously presented under the column for the nine months ended September 30, 2012 to be presented under the column for the year ended December 31, 2012 and to include a cross-reference to the pro forma financial statements.

The Reorganization, Pre-Reorganization Structure, page 35

2.	It is not clear to us why the ownership interests presented on page 35 are not equal to the interests disclosed on pages iii and 9. Please clarify or revise.

Response to Comment 2:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 35 of Amendment No. 5 revises the Registration Statement so that the ownership interests presented on such page are equal to the ownership interests disclosed on pages iii and 9.

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Division of Corporation Finance

Securities and Exchange Commission

October 30, 2013

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (212) 841-0623 or Megan Baier of our offices at (212) 596-9412.

Very truly yours,

/s/ Carl Marcellino
Carl Marcellino

cc:	Mark Buller

Leigh Ginter

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